Ron Mayo
Vice President, Chief Financial Officer and Treasurer
(563) 383-2557
ron.mayo@lee.net

May 20, 2016

Ms. Melissa Raminpour
Branch Chief
Securities and Exchange Commission

Re:    Lee Enterprises, Incorporated
Form 10-K for the year ended September 27, 2015
Filed December 11, 2015
File No. 001-06227

Dear Ms. Raminpour:

Set forth below is the response of Lee Enterprises, Incorporated (“Lee” or the “Company”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Ronald A. Mayo, Chief Financial Officer of the Company dated May 6, 2016, relating to the Company’s Form 10-K for the Fiscal Year Ended September 27, 2015 filed December 11, 2015. For convenience of reference, the text of the comments in the Staff’s letter have been reproduced in italicized type.

Form 10-K for the Fiscal Year Ended September 27, 2015
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note your response to prior comment 4; however, we reissue our comment in part. Based upon your revised reconciliation relating to unlevered free cash flow and free cash flow, it appears that you continue to adjust for certain charges and liabilities that required, or will require cash settlement from such non-GAAP measures. In other words, your reconciliation reflects adjustments that exclude charges and liabilities that are settled or will be settled in cash which is prohibited under Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise your non-GAAP liquidity measures to comply with the guidance noted above or remove their presentation from your filing.

The Company understands the Staff's concerns with respect to non-GAAP financial measurements and the complexities in complying with Item 10(e)(1)(ii)(A) related to the suggested unlevered free cash flow reconciliation. As a result, in future filings with the Commission, the Company will no longer present unlevered free cash flow or free cash flow.

Critical Accounting Policies, page 23

2. We note from your response to our prior comment 5 that implied fair value of your goodwill was significantly in excess of its carrying value. Given that revenues have declined in each of the three years presented in your most recent Form 10-K and your market capitalization has decreased significantly from March 31, 2015 to date, please provide us with the key assumptions used in your goodwill impairment analysis which resulted in an implied goodwill value that was more than double its carrying amount. As part of your response, please explain how such assumptions were determined and/or calculated and the level of uncertainty associated with each key assumption.

The Company's revenue has declined over the last three years from $677.8 million in 2013 to $648.5 million in 2015. Additionally, the Company's stock price declined from $3.17 per share as of March 31, 2015 to $1.77 per share on September 25, 2015, the last trading day of our fiscal year. As a result, the Company could not conclude, based on qualitative factors outlined in bullets (a) through (g) of paragraph 3A of ASC 350-20-35, that a goodwill impairment was not more likely than not. Due to the Company's negative carrying value, in accordance with ASC 350-20-35-8A, the Company proceeded to the Step 2 goodwill impairment analysis.

The step 2 goodwill impairment analysis is driven by the Company's cash flow, which has remained relatively stable over that same time period. The following will provide the Staff with additional information about the valuation methods the Company used to determine the implied fair value of goodwill.

To determine the Company's implied fair value of goodwill, we first made a determination of fair value of the Company. Fair value was determined using the combination of a discounted cash flow method (the "income approach") and the guideline public company method (the "market approach").

Under the income approach, fair value is determined by estimating future cash flows discounted to their present value. The market approach estimates fair value using market multiples of various financial measures compared to a set of comparable public companies in the publishing industry. The income approach and the market approach are weighted equally in determination of the fair value of the Company.

To determine the implied fair value of goodwill, the fair value of the Company is allocated among the fair value of its assets and liabilities to determine the implied fair value of goodwill. An impairment charge will be recognized when the book value of goodwill exceeds its implied fair value.

The Company used the following methodologies in determining the fair value of its assets and liabilities:

•	The multi-period excess earnings method was utilized to determine the fair value of the Advertiser and Subscriber lists;

•	The relief from royalty method was utilized to determine the fair value of the Mastheads; and

•
The sales comparison approach was utilized to determine the fair value of owned land and buildings and the Company utilized the direct and indirect cost and market approaches to value plant, property and equipment.

Determining the fair value is judgmental in nature and involves significant estimates and assumptions including estimates of discount rates, future revenue, cash costs, operating margins, valuation multiples of entities engaged in the same or similar lines of business and future economic and market conditions. To aid the Company's judgment over these significant estimates, we hired third party valuation specialists from a Big 4 firm. The significant assumptions that drive the goodwill impairment analysis are discussed in further detail below.

Weighted average cost of capital (the "WACC") for the income approach
The Company uses published information on corporate bond yields, risk premiums along with other valuation data to compute the WACC. The WACC used in the analysis was 10.5% and was determined using the following assumptions:

•	Risk free rate of 2.8% represents the 20-year constant maturity US Treasury as of June 29, 2015.

•	Equity market risk premium of 6.5% is based on consideration of historical realized returns over both the short term and long term, forward-looking estimates, recent publications and academic studies.

•
Levered beta of 0.99 is based on market participant data as obtained from Capital IQ as of June 29, 2015. In determination of the levered beta, we looked at data of seven peer companies in the publishing industry (ticker symbols AHC, MNI, GCI, NYT, TPUB, JMG and NEWM).

•	Size risk premium of 3.7% is based on the 2015 Duff & Phelps Valuation Handbook.

•	Cost of debt of 8.0% is based on yields of B+, B and B- US corporate bonds as of June 29, 2015 as sourced by Bloomberg.

•	Debt to equity weighting of 46.4%/53.6% is based on the median debt to equity weighting of the Company and our seven peer companies.

•	Effective tax rate of 38.5% is based on the normalized effective income tax rate.

While the WACC is a quantitative computation of market participant data, it includes some level of uncertainty. Minor changes in the WACC can cause significant changes in fair value. However, changes in the WACC have offsetting effects on fair values of the Company's assets and liabilities, which would mute its impact. Based on sensitivity analysis performed by the Company, the WACC would need to increase by more than 600 basis points to suggest a goodwill impairment.

Cash flow projections for the income approach
One of the main drivers in the income approach besides the WACC is the Company's cash flow projections. The Company prepared the cash flow projections taking into account historical trends, anticipated future results from the annual budgeting process as well as projections from published analyst reports.

There is a significant level of uncertainty in preparing the cash flow projections as there can be no assurance that historical trends will be indicative of future results, nor can there be any assurance that current expectations will be realized in the future.

Market multiples for the market approach
The market approach uses market multiples of both expected future cash flow and expected future revenue to determine fair value. The Company determined the market multiples by looking at the multiples of the seven comparable companies in the publishing industry. We also considered recent transactions in our industry, including the Gannett Co., Inc. acquisition of Journal Media Group announced on October 7, 2015 at 5.6x EBITDA, to validate the selected market multiples. The Company used the following average market multiple assumptions to determine fair value under the market approach:

•	1.3x estimated revenue and

•	5.1x estimated adjusted EBITDA.

While historical multiples can be computed with relative certainty, calculating fair values using expected future multiples includes a significant level of uncertainty. There is no guarantee that forecasts will be met or that the historical market multiples of the publishing industry will be consistent with the Company's expectations in the future.

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In connection with the response to this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (563) 383-2557.

Sincerely,

/s/ Ronald A. Mayo
Ronald A. Mayo
Vice President, Chief Financial Officer and Treasurer